UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                              . CERTIFICATE
                                                   . PURSUANT TO
     In the Matter of                              . RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended September 30, 1996, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ...................................  I
70-5889 April 28, 1978 ......................................  I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................  III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1996 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1996 during the 3rd quarter and year to date are indicated below:

                                              Net Expenditures
                                                During    Year
                                               3rd Qtr  To Date
                                                (In Thousands)

 1996 Fuel Supply Program:
   1.  Gas and Oil Development and Production $    -    $    494
   2.  Nuclear Fuel Procurement .............   (7,879)   12,112
   3.  Fuel Oil Program .....................     (137)   (7,188)
						------    ------
 Total Expenditures .........................   (8,016)    5,418
						------    ------
Less funds derived through amortization and
     depreciation charges:
   Amortization of Gas and Oil Development and
     Production Costs .......................   (1,659)   (3,250)
   Depreciation and other amortization ......     (113)     (366)
						------    ------
Total depreciation and amortization .........   (1,772)   (3,616)
						------    ------
Net Expenditures ............................   (9,788)    1,802

(Increase) decrease in:
   Outside financing ........................     -       30,000
   System Money Pool borrowings .............   15,641   (30,213)
						------	 -------
Total (increase) decrease in borrowings .....   15,641      (213)
						------   -------
Increase (decrease) in working capital       $  (5,853) $ (1,589)
						======   =======

1. Gas and Oil Development and Production

                                              Net Expenditures
                                               During     Year
                                               3rd Qtr  To Date
                                                (In Thousands)

  Gas and Oil Development and Production ..... $   -     $    494
						=======   =======


         On September 6, 1996, effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program, and recoginized a net gain, after tax, of approximately $1.3 million.


                  During this quarter, SFI recovered its expenditures and recorded $1.7 million to excess proceeds. This activity increased accumulated excess proceeds to approximately $3.7 million at September 30, 1996. SFI and the purchaser of the oil & gas properties have 90 days in which to finalize all their transactions/adjustments. The accumulated net proceeds are deferred on SFI's books for later distribution to its parent companies.

                  Calculation  of  net  proceeds  from  sales  to
      non-System   parties  from  the  Program,   including   net
      proceeds from the sale of the assets, is:

                                              Net Expenditures
                                               During     Year
                                              3rd Qtr   To Date
                                                (In Thousands)
    Sales to non-System parties:
     Natural gas ........................... $    230  $  1,737
     Condensate ............................       (6)       33
     Crude oil .............................       68       395
						-----	 ------
    Total ..................................      292     2,165

    Miscellaneous income (including sale
	 of assets).........................    7,134     7,253
						-----	 ------
    Total ..................................    7,426     9,418

    General and administrative expense .....   (5,963)   (6,130)
    Operating expense ......................       12      (512)
    Interest expense .......................       34        89
    Amortization adjustment ................      150       385
						-----	  -----
    Net proceeds ........................... $  1,659  $  3,250
						=====	  =====


2.  Nuclear Fuel Procurement (See Item III)

                                              Net Expenditures
                                               During     Year
                                              3rd Qtr   To Date
                                                (In Thousands)

  Nuclear Fuel Procurement ................ $  (7,879)  $ 12,112
					       ======     ======

                                              Net Expenditures
                                               During     Year
                                              3rd Qtr   To Date
                                                (In Thousands)

Activities during the period:
  Expenditures for nuclear materials and processing
     services ............................. $  23,528  $ 59,579
  General and administrative expense .......       23        72
  Interest expense .........................    1,106     3,467
					       ------    ------
  Total ....................................   24,657    63,118
  Sales of nuclear materials and processing    ------    ------
     services to System companies ..........   32,536    51,005
 					       ------    ------
Net effect on inventory .................... $ (7,879)  $12,112
					       ======    ======

  During the 3rd quarter of 1996, SFI's purchases totaled $23.5 million for nuclear materials and services. Several new contracts were entered into, during this period, to provide uranium deliveries from 1998 to the year 2001.

  During this reporting period, SFI sold nuclear materials and services costing $32.5 million to System Energy Resources, Inc. for use in its Grand Gulf Nuclear Unit.



3. Fuel Oil Program (See Item II)

                                              Net Expenditures
                                              During      Year
                                             3rd Qtr    To Date
                                                (In Thousands)

  Fuel Oil Inventory ....................... $  (137)  $ (7,189)
					      ======    =======
   a) Fuel Oil Inventory:

                                                          Book
      Inventory as of:                         Barrels   Value
                                                (In Thousands)

        September 30, 1996..................    1,008  $ 20,761
        June 30, 1996 ......................    1,038  $ 20,898
        March 31, 1996 .....................      949  $ 19,764
        December 31, 1995 ..................    1,747  $ 27,950
        September 30, 1995 .................    1,729  $ 27,518


                                               During 3rd Qtr.
                                               Barrels      Cost

     Sales price per barrel to System companies excluding period cost:

           #2 Fuel Oil .....................    23,460  $  24.82
           #6 Fuel Oil .....................       -    $    -


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery of the high sulfur product portion of the contract. This began on March 1, 1996 and will continue through February 28, 1999 to satisfy the final three years of the agreement. The product delivered is being sold to a third party.

4.     Other Items:

      a) As of September 30, 1996, SFI's outstanding debt and Parent Companies investment consisted of:

                                                     (In Thousands)
          Parent Companies:
             Common stock .............................. $     20
             Notes payable .............................   34,000
							  -------
                Total ..................................   34,020
          System Money Pool ............................   33,045
          Banks ........................................        0
							  -------
          Total ........................................ $ 67,065
							  =======

      b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 2nd quarter of 1996, SFI was billed by Entergy Services for the following amounts:

                                                           Total
                                                           During
                              Jul       Aug      Sep      3rd Qtr
Cost of services charged to
Service Requests established
to track cost of functions
previously performed by SFI
personnel:

Direct Cost:
   Labor and related cost.... $ 19,228 $ 28,911 $ 22,866 $ 71,005
   Other direct cost ........    1,805    2,518    2,248    6,571
Indirect cost ...............    1,415      775    8,733   10,923
				------   ------   ------   ------
      Total .................   22,448   32,204   33,847   88,499
				======   ======   ======   ======

Cost of services charged to
Service Requests not related
to transfer of SFI personnel:  146,119  130,441   78,996  355,556
			       -------  -------  -------  -------
Total cost of services
performed by Entergy
Services .................... $168,567 $162,645 $112,843 $444,055
			       =======  =======  =======  =======
Amounts billed to Operating
Companies for the Fuel Oil
Program * ................... $131,819 $111,262 $ 65,565 $308,646

Deferred Cost and services ..        0        0        0        0

Charged to Nuclear Fuel
Procurement .................    7,637    6,882    5,585   20,104

Charged to Gas and Oil
Development and Production ..   29,111   44,501   41,693  115,305
			       -------  -------  -------  -------
Total ....................... $168,567 $162,645 $112,843 $444,055
			       =======  =======  =======  =======


    * Charged to the Fuel Oil Program as a component of period costs. For the 1st quarter of 1996 Fuel Oil Program period costs were allocated 8% to ENTERGY ARKANSAS, INC., 56% to ENTERGY LOUISIANA, INC., 26% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.

       c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.


II.  File No 70-7574 Bank of America Agreement

       This financing agreement expired January 31, 1996. Commitment fees, incurred and paid for the month of January, 1996, were $6,458 on the unused portion of that agreement. As of September 30, 1996, there are no plans to renew this agreement.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      During the quarter, SFI did not borrow, nor repay anything, under this financing agreement. Commitment fees of $16,842 were incurred on the unused portion of the agreement. There were no outstanding principal balance, no accrued interest cost for the 3rd quarter.

      As previously reported, the Yasuda credit agreement was amended, pursuant to SEC authorization (See HCAR No. 25634, dated September 17, 1992) to increase the commitment fees and margins payable on certain loans and to extend the termination date of the agreement to September 27, 1996. A copy of the amended credit agreement was previously filed with the SEC.

    As of September 30, 1996, the book value of the nuclear fuel was $59,706,000 and there was no amount outstanding under the Yasuda financing agreement.


IV. File No 70-8331 Entergy Corporation Revolving Credit
    Agreement (Entergy)

     Pursuant to the Order issued on March 16, 1994, (Release 35-26006), SFI entered into a loan agreement with Entergy Corporation on March 21, 1994. The agreement allows SFI to borrow and reborrow from Entergy Corporation amounts not to exceed $30,000,000 at any one time. This agreement expires on December 31, 1996.

      As of the period ended September 30, 1996, SFI had borrowed no funds under this agreement.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of October, 1996.



                           ENTERGY ARKANSAS, INC.
                           ENTERGY LOUISIANA, INC.
                           ENTERGY MISSISSIPPI, INC.
                           ENTERGY NEW ORLEANS, INC.
                           SYSTEM ENERGY RESOURCES, INC.
                           ENTERGY CORPORATION



                           BY:   /s/William J. Regan, Jr.
                                    William J. Regan, Jr.
                                     Vice President
                                     and Treasurer


                           SYSTEM FUELS, INC.



                           BY:   /s/William J. Regan, Jr.
                                    William J. Regan, Jr.
                                  Vice President, Treasurer
                                  and Assistant Secretary